SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

    948849-104
(CUSIP Number)

EKTJ Management LLC
c/o George Cox
4 North Park Drive
Suite 121

Hunt Valley Maryland 21030
                                          (410) 771-8033
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                November 2, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 948849-104

          1)     Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)
                    EKTJ Management, LLC           I.R.S. No. 20-1700620

          2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)      X

          3)     SEC Use Only

          4)     Source of Funds (See Instructions)      OO

          5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          6)     Citizenship or Place of Organization      Maryland

Number of Shares Bene- ficially Owned by Each Report- ing Person With	(7)	Sole Voting Power	1,400,000
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	1,400,000
	(10)	Shared Dispositive Power	0

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person     1,400,000

         12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13)     Percent of Class Represented by Amount in Row (11)           5.2%

         14)     Type of Reporting Person (See Instructions)      OO

Item 1. Security and Issuer.
          Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company"), 1000 South Second Street, P.O. Box 471, Sunbury, PA 17801-0471.

Item 2. Identity and Background.
(a)     Name of Person Filing: This statement is being filed by EKTJ Management, LLC. Pursuant to General Instruction C to Schedule 13D, information in Items 2-6 is also provided for the three Class A Members of EKTJ management LLC. Under the Operating Agreement of EKTJ Management, LLC, the Class A members have the exclusive authority to manage and control the business and affairs of EKTJ Management, LLC. The names of the three Class A Members are: Kathryn J. Zox, Thomas H. Platz, and James A. Platz.

(b)     Residence or Business Address:  The business address for EKTJ Management, LLC and all of its Class A Members is.
                           EKTJ Management, LLC.
                           c/o George Cox
                           4 North Park Drive
                           Suite 121
                           Hunt Valley, MD 21030

(c)     Present Principal Occupation: EKTJ Management, LLC was formed to invest its assets for the benefit of its Members in such investments as the Class A Members believe are in the best interest of EKTJ Management, LLC. Kathryn J. Zox, Thomas H. Platz and James A. Platz, are the only Class A Members of EKTJ Management, LLC.

          Kathryn J. Zox is a radio talk show host at WSDE AM 1190 located in Cobleskill, NY. She is an actor and a voice-over talent who works as an independent contractor for radio, television and production companies.

          Thomas H. Platz is a Registered Architect and owner of Platz Associates. Platz Associates is a multidiscipline design firm providing design and development services for a wide variety of commercial, industrial, medical, retail and residential projects. Platz Associates is located at Two Great Falls Plaza, Auburn, Maine, 04210

          James A. Platz is a Registered Professional Engineer for Platz Associates. Platz Associates is a multidiscipline design firm providing design and development services for a wide variety of commercial, industrial, medical, retail and residential projects. Platz Associates is located at Two Great Falls Plaza, Auburn, Maine, 04210

(d)     During the last five years, none of EKTJ Management LLC or its Class A Members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of EKTJ Management LLC or its Class A Members was a party to a civil proceeding of a  judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship: EKTJ Management, LLC was organized as a limited liability company pursuant to the Maryland Limited Liability Company Act .  All Class A Members of EKTJ Management, LLC have citizenship in the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
          EKTJ Management, LLC, beneficially owns 5.2% of the Common Stock of Weis Markets, Inc. These shares were contributed by its Class A and Class B Members upon organization of the limited liability company.  The three Class A Members each contributed 14,000 shares of Weis Markets, Inc. Common Stock for a 1% ownership position in EKTJ Management, LLC. The remaining 1,358,000 shares were contributed on November 2, 2004 by Ellen W. P. Wasserman, the sole Class B Member, for a 97% ownership position.

Item 4. Purpose of Transaction.
          See Item 2(c) and Item 3 above. Neither EKTJ Management, LLC or any of the Class A Members presently has any plans or proposals which relate to or would result in:

(a)     The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the Company;

(f)     Any other material change in the Company's business or corporate structure;

(g)     Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
(a)     EKJT Management, LLC, beneficially owns 1,400,000 shares of Weis Markets, Inc. Common Stock, or 5.2% of the 27,065,909 outstanding shares on the date of this filing.  The information in Items (7) through (11) and (13) of the cover page is incorporated herein by reference.

            Kathryn J. Zox beneficially owns 288,127 shares of Weis Markets, Inc. Common Stock, or 1.1% of the outstanding shares on the date of this filing.

          Thomas H. Platz beneficially owns 321,326 shares of Weis Markets, Inc. Common Stock, or 1.2% of the outstanding shares on the date of this filing.

          James A. Platz beneficially owns 334,526 shares of Weis Markets, Inc. Common Stock, or 1.2% of the outstanding shares on the date of this filing.

(b)     EKTJ Management, LLC has sole voting and dispositive power over all 1,400,000 shares of Weis Markets, Inc. Common Stock held.  As defined in the Operating Agreement of EKTJ Management, LLC, these powers are controlled by the Class A Members.

          Kathryn J. Zox, Thomas H. Platz and James A. Platz, have sole voting and dispositive power over the shares they individually own, as identified in Item 5(a) above.

          As a Class B Member, Mrs. Ellen W. P. Wasserman  has no voting or dispositive power over Weis Markets, Inc. Common Stock shares held by EKTJ Management LLC.

(c)     Except as described in Item 3, there have been no transaction in Common Stock effected by EKTJ Management LLC or any of its Class A members since at least 60 days prior to November 2, 2004.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
          See Item 3 and 5 above.

Item 7. Material to be filed as Exhibits.
          None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2004	/s/ Kathryn J. Zox
Kathryn J. Zox

Date: November 12, 2004	/s/ Thomas H. Platz
Thomas H. Platz

Date: November 12, 2004	/s/ James A. Platz
James A. Platz